Exhibit 99.1

June 27, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS
ANNUAL  AND  SPECIAL  MEETING  RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") reports the results of its Annual and Special Meeting of Shareholders (the “Meeting”) held earlier today in Vancouver, BC.

A total of 70,077,753 votes were cast representing 50.75% of the issued and outstanding common shares as of the record date for the Meeting.  Shareholders voted by proxy and in person in favour of all items of business.  The election of each director nominee was as follows:

Director	Votes for	Votes withheld/abstain	Percent for	Percent withheld/abstain
Robert A. Archer	22,282,089	397,304	98.25%	1.75%
R. W. (Bob) Garnett	22,189,506	489,887	97.84%	2.16%
Kenneth W. Major	22,205,257	474,136	97.91%	2.09%
P. John Jennings	22,127,447	551,946	97.57%	2.43%
Geoffrey Chater	21,944,467	734,926	96.76%	3.24%

Shareholders voted in favour to set the number of Directors at five, as well as to appoint KPMG LLP as auditors and to authorize the Board of Directors to fix the auditor’s remuneration for the ensuing year.  The continuation of the Company’s Share Option Plan for a three year period was also approved.  In addition, Shareholders voted in favour to amend the Company’s articles to include Advance Notice Provisions and to permit un-certificated securities.

The Company has also filed a report of results on all the other resolutions voted on at the Meeting on www.sedar.com.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & CEO 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766